March 19, 2013

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Nolan McWilliams, Attorney-Advisor

Re:

Amendment No. 1 to Registration Statement on Form S-1

Filed March 8, 2013

Ladies and Gentlemen:

On March 8, 2013, Blue Water Restaurant Group, Inc. (CIK #0001516332), filed Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (SEC File No. 333-174557).

When this filing was made, it was filed with an incorrect file number.  On behalf of Blue Water Restaurant Group, Inc., we respectfully request the withdrawal of this filing so that the Pre-Effective Amendment may be re-filed with the correct file number (SEC File No. 333-186571).

If you have any questions regarding this matter or require additional information, please feel free to contact our filing agent, Taurus Financial Partners, LLC at (512) 772-1542.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer